EXHIBIT 99.23


                      PROXY SOLICITED BY THE MANAGEMENT OF
                              YAMANA RESOURCES INC.
            For use at the Annual and Special Meeting of Shareholders
                      to be held on Friday, August 30, 2002

The undersigned shareholder of YAMANA RESOURCES INC. (the "Corporation") hereby appoints Victor H. Bradley, President, or failing him, R. Stuart Angus, a director, or failing either of them ________________ as proxy to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on Friday, August 30, 2002 at 10:00 a.m. (Vancouver time) in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia and at every adjournment thereof as follows with full power of substitution:

1. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the election of the nominees of management as directors;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to approve, in advance, the issuance of additional common shares by the Corporation in one or more private placements in excess of the 25% limit imposed by The Toronto Stock Exchange;

4. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to approve amendments to the exercise price of options previously granted to insiders and certain non-insiders of the Corporation pursuant to the Corporation's share incentive plan; and

5. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to issue Yamana common shares in satisfaction of salary arrears for certain employees of Yamana

6. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to award a total of 2.5 million bonus Yamana common shares for diligence and efforts made in resolving the unpaid balance on the Mina Martha production loan from Northgate Exploration Limited.

7. [ ] VOTE FOR or [ ] VOTE AGAINST a special resolution to reduce the stated capital of the Corporation.

8. IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.


                                DATED:_________________________________2002


                                ------------------------------------------------
                                Signature of Shareholder (Please sign exactly as your name appears on this form)


                                ------------------------------------------------
                                Name of Shareholder

\
                                ------------------------------------------------
                                Number of Common Shares Held



Notes:
------

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed or delivered to the Corporation.

2. You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the envelope provided.

3. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any balot that may be called for. In the absence of direction, this proxy will be voted for each of the matters referred to herein.

A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada MSA 4K9 no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment thereof.